Filed by Innocoll Holdings plc

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Innocoll Holdings plc

Commission File Number: 333-208438

IN THE MATTER OF

THE EUROPEAN COMMUNITIES (CROSS-BORDER MERGERS)

REGULATIONS 2008 (AS AMENDED)

INNOCOLL HOLDINGS PLC

NOTICE OF CROSS-BORDER MERGER

Innocoll Holdings plc (the “Company”) intends to effect a cross-border merger by acquisition (the “Merger”) of Innocoll AG (the “Transferor”) pursuant to the European Communities (Cross-Border Mergers) Regulations 2008 (as amended) (the “Regulations”). As a result of the Merger, the assets and liabilities of the Transferor shall pass to the Company and the Transferor shall be dissolved without going into liquidation. The Company is a public limited company incorporated in Ireland and registered in the Irish Companies Registration Office with registration number 544604 and having its registered office at 9 Block D, Monksland Business Park, Monksland, Athlone, Co. Roscommon. The Transferor is a German stock corporation with a business address at Donaustr. 24, 93342 Saal an der Donau, Germany and is registered with the German commercial register of the Local Court of Regensburg under HRB 14298. In accordance with the provisions of the Regulations, the Company delivered common draft terms to the Registrar of Companies pursuant to Regulation 8 of the Regulations together with a Schedule 3 Notice on 21 December 2015. Shareholders of the Transferor who object to the Merger on the record of the notarized minutes of the general meeting of the Transferor approving the merger shall be entitled to cash compensation in accordance with German law, as set out in detail in the common draft terms. As the Company is a single member company, it has no minority shareholders. The rights and obligations of creditors of the Transferor will transfer to the Company by operation of law and pursuant to the Regulations. Creditors of the Transferor are also entitled to claim security from the Transferor under German law. Creditors of the Company may exercise their rights under Regulation 15 of the Regulations. Full information on the arrangements made for the exercise of rights of creditors and minority shareholders of the merging companies may be obtained free of charge by applying to the registered office of the Company. Copies of the common draft terms, expert’s report and directors’ explanatory report are available for inspection by those persons with relevant entitlement at the registered office of the Company, during the hours of 9.30am to 5.00pm (Irish time) Monday to Friday for a period of at least one month from 22 December 2015. A copy of the common draft terms may also be obtained from the Registrar of Companies, whose website is www.cro.ie. In connection with the Merger, the Company has filed with the SEC a registration statement on Form F-4 that included a preliminary prospectus regarding the Merger, and each of the Company and the Transferor may be filing with the SEC other documents that contain other relevant materials in connection with the Merger. You may obtain a free copy of the preliminary prospectus and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov. You can also obtain, without charge, a copy of the preliminary prospectus and other relevant documents filed with the SEC by directing a request to the Company, Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, telephone +353 (0) 90 6486834.

Given this 22 December 2015

Signed: William Fry, Solicitors for the Company, 2 Grand Canal Square, Dublin 2, Ireland.